FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case

Date: 25 August 2004	Title:	Company Secretary

Group Corporate Affairs
National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Wednesday 25 August 2004

New executive team to lead the transformation of the National

The Chief Executive of the National, Mr John Stewart, has announced several important management changes as part of a new executive team that will lead the ongoing transformation of the National.

The key changes are:

•                  John Hooper has been appointed Executive General Manager, Institutional Markets & Services (IM&S) the global business of the former Corporate & Institutional Banking division;

•                  Ian MacDonald has been appointed Chief Information Officer on the new Executive Committee.  He replaces Ian Crouch, who will be leaving the National in September;

•                  Key Corporate Development functions will be relocated to other members of the Executive Committee to streamline the corporate headquarters.

“I am pleased to confirm that Mr John Hooper has been appointed Executive General Manager, Institutional Markets & Services, and will be a member of the new Executive Committee,” Mr Stewart said.  “John is an experienced institutional banker and proved to be the best candidate during the recruitment process.”

“IM&S will include all global business lines.  The corporate banking business, custodian service and transactional services will be integrated within each region and report to the regional business heads in Australia, New Zealand and Europe.  The Chief Executive Officer of Australia, Mr Ahmed Fahour, will work with John Hooper, Ian MacDonald and Peter Scott to finalise the integrated regional operating model for Australia.”

Mr Stewart also said he was pleased to announce that Ian MacDonald, currently Executive General Manager of Financial Services Australia, has been appointed Chief Information Officer on the new Executive Committee.

“Ian MacDonald is one of the most experienced business leaders at the National and formerly lead the global shared services function across the Group,” Mr Stewart said.  “He will bring an operational perspective to the development and implementation of information technology within the National.”

“This move is in line with the appointment of other experienced business managers to key functional leadership roles, such as Lynne Peacock, Executive General Manager, People & Culture.  Ian will begin the new role immediately but progressively hand over his FSA responsibilities to Ahmed Fahour.  This will ensure continuity until the new regional leadership team is finalised.

“Ian will replace Ian Crouch who will leave the National.  I would like to thank Ian Crouch for his leadership of the technology function within the National over the last two years and wish him every success for the future.”

Mr Stewart also announced the restructuring of Corporate Development and the integration of key functions under other members of the Executive Committee to streamline the corporate headquarters:

•                  Corporate Strategy will report direct to the Chief Executive as we continue to develop the strategy for the Group

•                  Corporate Affairs will report to Lynne Peacock to support the cultural change program and rebuild the National’s reputation

•                  Major Projects will report to Cameron Clyne, the Executive General Manager, Customer Solutions, who has been asked to achieve the best outcome for customers from our project spend.

“As a result of the restructuring of Corporate Development, Mike Laing will also be leaving the National,” Mr Stewart said.  “I would like to thank Mike for his contribution to the National over many years and wish him every success for the future.

“Following these changes, I have now finalised the structure of the executive team that will lead the new National from 1 September.”

The new Group Executive Committee includes: Lynne Peacock (EGM, People & Culture), Michael Ullmer (Group CFO), Ian MacDonald (CIO), Cameron Clyne (EGM, Customer Solutions), Graeme Willis (a/g EGM, Risk Management), Gavin Slater (Group General Manager), Ahmed Fahour (CEO Australia), Peter Scott (EGM, Wealth Management), Ross Pinney (Chief Executive, Financial Services Europe), Peter Thodey (Chief Executive Officer, Bank of New Zealand), and John Hooper (EGM, IM&S).

“This is an outstanding group of executives that will lead the transformation of the National towards a more nimble and customer-focused organisation and help to build our reputation and employee pride,” Mr Stewart said.

For further information:

Samantha Evans	Callum Davidson
Corporate Relations Manager	Head of Group Investor Relations

03 8641 4982 work	03 8641 4964 work
0404 883 509 mobile	0411 117 984 mobile

Or visit www.nabgroup.com